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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13G
                                (Rule 13d-102)


       INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (Amendment No. 3)*


                             UNITED RENTALS, INC.
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                                (Name of Issuer)

                    Common Stock, par value $.01 per share
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                         (Title of Class of Securities)

                                  911363 10 9
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                                (CUSIP Number)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [_] Rule 13d-1(b)
     [_] Rule 13d-1(c)
     [X] Rule 13d-1(d)

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-----------------------                                      -------------------
  CUSIP NO. 911363 10 9               13G                     Page 2 of 6 Pages
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      NAME OF REPORTING PERSONS
 1.   I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS(ENTITIES ONLY)


      Bradley S. Jacobs
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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2.                                                             (a) [_]
                                                                (b) [X]

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      SEC USE ONLY
 3.


--------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4.

      United States of America
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                          SOLE VOTING POWER
                     5.
     NUMBER OF
                          17,943,343
      SHARES       -------------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6.

     OWNED BY             0
                   -------------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7.
    REPORTING
                          17,943,343
      PERSON       -------------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8.
                          4,093,572
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      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9.
      22,036,915
--------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
10.
                                                                    [_]

--------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11.

      27.6%
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      TYPE OF REPORTING PERSON*
12.
      IN
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                                       2

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  CUSIP NO. 911363 10 9               13G                          Page 3 of 6
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Item 1

     (a). Name of Issuer:

          United Rentals, Inc. (the "Company")

     (b). Address of Issuer's Principal Executive Offices:

          Five Greenwich Office Park, Greenwich, Connecticut 06830

Item 2

     (a). Name of Person Filing:

          Bradley S. Jacobs

     (b). Address of Principal Business Office or, if none, Residence:

          c/o United Rentals, Inc. Five Greenwich Office Park Greenwich, Connecticut 06830

     (c). Citizenship:

          United States of America

     (d). Title of Class of Securities:

          Common Stock

     (e). CUSIP Number:

          911363 10 9

Item 3. Identification of Persons filing pursuant to Rules 13d-1(b), or 13d-2(b) or (c):

          Not Applicable

Item 4.   Ownership.

     (a). Amount Beneficially Owned:

     Bradley S. Jacobs (a founder of the Company and its Chairman and Chief Executive Officer) beneficially owns (as of December 31, 2000) an aggregate of 22,036,915 shares of Common Stock. These shares are comprised of (i) 10,393,343 outstanding shares held by Mr. Jacobs or by limited liability companies which he controls, (ii) 5,000,000 shares that may be acquired pursuant to currently exercisable warrants held by Mr. Jacobs or by limited liability companies which he controls, (iii) 2,550,000 shares that may be acquired pursuant to currently exercisable options (or options that will become exercisable within 60 days of December 31, 2000) held by Mr. Jacobs and (iv) 2,800,714 outstanding shares held by others and 1,292,858 shares that others may acquire pursuant to currently exercisable warrants held by them. As described in the following paragraph, Mr. Jacobs has certain contractual rights to control the disposition of the shares held by others described in clause (iv) above and, consequently, is deemed to be a "beneficial owner" of such shares for purposes of Rule 13d-3 of the Securities Exchange Act of 1934.

     Prior to the Company's initial public offering, the Company sold shares and warrants to certain of its officers and employees. These securities are referred to as the "Private Placement Securities." The shares and warrants described in clause (iv) of the preceding paragraph are

                                       3
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  CUSIP NO. 911363 10 9               13G                          Page 4 of 6
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     Private Placement Securities held by certain officers or employees of the
Company. Each holder of these securities has entered into an agreement with Mr. Jacobs and the Company which provides that (1) if Mr. Jacobs (or any other person or entity which Mr. Jacobs may designate as his affiliate for purposes of the agreement) sells any Private Placement Securities that he beneficially owns in a commercial, non-charitable transaction, then Mr. Jacobs is required to use his best efforts to sell (and has the right to sell subject to certain exceptions) on behalf of each such holder a pro rata portion of each such holder's Private Placement Securities at then prevailing prices. Such provision terminates, depending on the individual, in September or October 2002.

     (b). Percent of class:

          27.6%

     (c). Number of shares as to which the person has:

          (i)   Sole power to vote or to direct the vote:

                17,943,343

          (ii)  Shared power to vote or to direct the vote:

                0

          (iii) Sole power to dispose or to direct the disposition of:

                17,943,343

          (iv)  Shared power to dispose or to direct the disposition of:

                4,093,572

Item 5.  Ownership of Five Percent or Less of a Class.

         Not Applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

         As described under Item 4 above, for purposes of Rule 13d-3 of the Securities Exchange Act of 1934, Mr. Jacobs is deemed to be the "beneficial owner" of certain securities held by others. Mr. Jacobs has no pecuniary interest in these securities and, accordingly, any dividends paid in respect of, and all proceeds from the disposition of, these securities held by others will be paid to the record owners of these securities.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

         Not Applicable.

Item 8.  Identification and Classification of Members of the Group.

         Not Applicable.

                                       4
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  CUSIP NO. 911363 10 9               13G                          Page 5 of 6
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Item 9.  Notice of Dissolution of a Group:

         Not Applicable.

Item 10. Certification:

         Not Applicable.

                                       5
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  CUSIP NO. 911363 10 9               13G                          Page 6 of 6
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                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

       January 30, 2001

                                                    /s/ Bradley S. Jacobs
                                              ----------------------------------
                                                      Bradley S. Jacobs

                                       6